SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                               Toy Biz, Inc.
                              (Name of Issuer)


               Class A Common Stock, par value $.01 per share
                      (Title of Class and Securities)


                                 892261108
                   (CUSIP Number of Class of Securities)

                             Barry F. Schwartz
                     MacAndrews & Forbes Holdings Inc.
                            35 East 62nd Street
                             New York, NY 10021
                         Telephone: (212) 572-8600
       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                               Alan C. Myers
                    Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000


                              October 17, 1996
                       (Date of Event which Requires
                         Filing of this Statement)

           If the  filing  person  has  previously  filed  a  statement  on
           Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )

          Check the following box if a fee is being paid with this
          Statement:                               ( )



                                 SCHEDULE 13D

     CUSIP No.  892261108


     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Andrews Group Incorporated
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (x)
                                                           (b)  ( )

     -----------------------------------------------------------------
     (3)  SEC USE ONLY


     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
          OO

     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )


     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     -----------------------------------------------------------------
                                     (7) SOLE VOTING POWER

           NUMBER OF                      13,656,000
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                        7,394,000
             EACH                  ___________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                        13,656,000
             WITH                  ___________________________________
                                    (10)  SHARED DISPOSITIVE POWER

                                           7,394,000
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,050,000

     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      ( )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          75.9%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON
          CO
     -----------------------------------------------------------------



                                 SCHEDULE 13D

     CUSIP No. 892261108


     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Mafco Holdings Inc.


     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (x)
                                                           (b)  ( )

     -----------------------------------------------------------------
     (3)  SEC USE ONLY


     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS
          OO

     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )


     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     -----------------------------------------------------------------
                                     (7) SOLE VOTING POWER

           NUMBER OF                      13,656,000
            SHARES                 ___________________________________
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                        7,394,000
             EACH                  ___________________________________
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                        13,656,000
             WITH                  ___________________________________
                                    (10)  SHARED DISPOSITIVE POWER

                                          7,394,000
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,050,000

     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES
                                     ( )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          75.9%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON
          CO
     -----------------------------------------------------------------


Item 1.        Security and Issuer.

               This statement relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Toy Biz, Inc., a Delaware corporation ("Toy Biz"). The principal executive offices of Toy Biz are located at 333 East 38th Street, New York, New York 10016.

Item 2.  Identity and Background.

               Andrews Group Incorporated ("Andrews Group") is an indirect wholly owned subsidiary of Mafco Holdings Inc. ("Mafco Holdings," together with Andrews Group the "Reporting Persons"). Mafco Holdings is a diversified holding company. All of the capital stock of Mafco Holdings is owned by Ronald O. Perelman.

               The business address of the Mafco Holdings is 35 East 62nd Street, New York, New York 10021 and the business address of Andrews Group is 3200 Windy Hill Road, Atlanta, Georgia 30339.

               Schedule I attached hereto sets forth certain additional information with respect to each director and executive officer of the Reporting Persons.

               To the knowledge of the Reporting Persons, during the last five years neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

               Each of the Reporting Persons is a Delaware corporation. All of the individuals listed on Schedule I are citizens of the United States of America.

Item 3.        Source and Amount of Funds or Other Consideration.

               Pursuant to an agreement with Isaac Perlmutter and Avi Arad, the holders of an aggregate of 13,656,000 shares of Class A Common Stock, Andrews Group will purchase all of such shares for an aggregate purchase price of $191,184,000 in cash and $40,000,000 in Andrews Group debt. Andrews Group will pay the purchase price from cash available to the Reporting Persons at the time of the closing of the purchase and, to the extent necessary, from borrowings.

Item 4.        Purpose of the Transaction

               Andrews Group has reached agreement to purchase all 13,656,000 shares of Class A Common Stock of Toy Biz owned by Avi Arad and Isaac Perlmutter. Andrews Group anticipates executing definitive documentation with respect to such agreement shortly. Andrews Group's 80% indirectly-owned, publicly-traded subsidiary, Marvel Entertainment Group, Inc. ("Marvel") beneficially owns substantially all of the Class B Common Stock, par value $.01 per share, of Toy Biz (the "Class B Common Stock"). See Item 5.

               Andrews Group anticipates making a proposal to Marvel under which Andrews Group (or an affiliate) would purchase new equity capital at Marvel. This proposal will be subject to a number of significant conditions, including the waiver by Marvel's banks of certain financial covenants, the restructuring of those facilities to provide for Marvel's cash requirements; and an agreement among Marvel, its banks, the holders of certain Marvel holding company bonds and Andrews Group on the terms of the Andrews Group purchase.

               It is anticipated that Marvel will be making a proposal shortly to the Toy Biz board of directors that Marvel acquire all remaining shares of Toy Biz at a cash price approximating the current market value of the Class A Common Stock and that Toy Biz will as a result become a wholly owned subsidiary of Marvel.

               Andrews Group's agreement with Mr. Perlmutter and Mr. Arad is conditioned, and the Marvel proposal to Toy Biz will be conditioned, on Andrews Group purchasing new equity capital at Marvel; Andrews Group and Marvel could waive these conditions. A special committee of directors who are not officers or employees of Andrews Group or Marvel or their affiliates has been appointed to negotiate with Marvel on behalf of the Toy Biz minority stockholders.

               Except as set forth in this Item 4, neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

               (a)-(b) As of October 24, 1996, Toy Biz had 20,348,794
outstanding shares of Class A Common Stock and 7,394,000 outstanding shares of Class B Common Stock. The shares of Class B Common Stock are convertible at the option of their holder, Marvel, into an equal number of shares of Class A Common Stock. Accordingly, as a result of the agreement described in Item 4 and Marvel's beneficial ownership of the Class B Common Stock, the Reporting Persons may be deemed to beneficially own in the aggregate 21,050,000 shares of Class A Common Stock, or 75.9% of the Class A Common Stock which would be outstanding upon the conversion of the Class B Common Stock.

               Except as set forth above, the Reporting Persons do not beneficially own any Class A Common Stock of Toy Biz.

               (c)    Not applicable.

               (d)    Not applicable.

               (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Except as set forth or incorporated by reference in this
Item 6 and Item 4 hereof, neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the individuals named in
Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person either with respect to any securities of Toy Biz, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.        Materials to be filed as Exhibits.

               Attached as Exhibit A is a copy of the press release dated October 17, 1996 issued by Andrews Group announcing the agreement to purchase Toy Biz Class A Common Stock.


                                 SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 25, 1996



                                   Andrews Group Incorporated
                                   Mafco Holdings Inc.


                                   By:    /s/ Barry F. Schwartz
                                          Name: Barry F. Schwartz
                                          Title: Executive Vice President and
                                          General Counsel



                                SCHEDULE I

                    DIRECTORS AND EXECUTIVE OFFICERS OF

                         Andrews Group Incorporated

               Set forth below is each director and executive officer of Andrews Group Incorporated. Unless otherwise indicated each person identified below is principally employed by Mafco Holdings Inc. The principal occupation or employment of Mr. Shapiro is his position as General Counsel of Marvel Entertainment Group, Inc.; the principal occupation or employment of Mr. Bridges is his position as Executive Vice President and Chief Administrative Officer of New World Communications
Group Incorporated; the principal occupation or employment of Mr. Page is his position as Executive Vice President and Chief Financial Officer of New World Communications Group Incorporated; the principal occupation or employment of Mr. Bevins is his position as Chief Executive Officer of Andrews Group Incorporated; and the principal occupation or employment of Mr. Sassa is his position as Chairman and Chief Executive Officer of Marvel Entertainment Group, Inc. The principal address of Andrews Group Incor-porated is 3200 Windy Hill Road, Atlanta, Georgia 30339. The principal address of Mafco Holdings Inc. and, unless otherwise indicated below, the current business address for each individual listed below is East 62nd Street, New York, New York 10021. Each individual listed below is a citizen of the United States.

Name and Address              Present Principal Occupation or Employment

Ronald O. Perelman            Director and Chairman of the Board

William C. Bevins             Director, President and Chief Executive Officer

Donald G. Drapkin             Director and Vice Chairman

Howard Gittis                 Director and Vice Chairman

Bruce Slovin                  Director and Vice Chairman

Terry C. Bridges              Executive Vice President and Chief
3200 Windy Hill Road          Administrative Officer
Atlanta, Georgia 30339

Joseph P. Page                Executive Vice President and
1440 South Sepulveda          Chief Financial Officer
 Boulevard
Los Angeles, CA 90025

Richard E. Halperin           Executive Vice President and Special Counsel
                              to the Chairman

William E. Kerstetter         Executive Vice President
1440 South Sepulveda
 Boulevard
Los Angeles, CA 90025

Barry F. Schwartz             Executive Vice President and
                              General Counsel

Paul E. Shapiro               Executive Vice President
387 Park Avenue South
New York, New York 10016

Scott M. Sassa                President and Chief Operations Officer
387 Park Avenue South
New York, New York 10016



                                 SCHEDULE I
                    DIRECTORS AND EXECUTIVE OFFICERS OF
                            Mafco Holdings Inc.

               Set forth below is each director and executive officer of Mafco Holdings Inc. Unless otherwise indicated each person identified below is principally employed by Mafco Holdings Inc. The principal occupation or employment of Mr. Levin is his position as President and Chief Executive Officer of Revlon Consumer Products Corporation; and the principal occupation or employment of Mr. Bevins is his position as President and Chief Executive Officer of Andrews Group Incorporated. The principal address of Mafco Holdings Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each such person is a citizen of the United States.

Name and Address             Present Principal Occupation or Employment

Ronald O. Perelman           Director and Chairman of the Board

Donald G. Drapkin            Director and Vice Chairman

Irwin Engelman               Director, Executive Vice President
                             and Chief Financial Officer

Howard Gittis                Director and Vice Chairman

Bruce Slovin                 Director and President

William C. Bevins            Executive Vice President

Jerry W. Levin               Executive Vice President

Richard E. Halperin          Executive Vice President and Special Counsel
                             to the Chairman

Barry F. Schwartz            Executive Vice President and
                             General Counsel



                                 Exhibit Index


Exhibit A                    Press Release dated October 17, 1996